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                         Consent of Independent Auditors

The Profit Sharing Committee
Marriott International, Inc. Employees Profit Sharing,
   Retirement and Savings Plan and Trust:

We consent to incorporation by reference in the registration statement No. 33-70150 on Form S-8 of Marriott International, Inc. of our report dated June 7, 2002, with respect to the statement of net assets available for benefits of the Marriott International, Inc. Employees Profit Sharing, Retirement and Savings Plan and Trust (the Plan) as of December 28, 2001 and December 29, 2000, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 28, 2001 annual report on Form 11-K of the Marriott International, Inc. Employees Profit Sharing, Retirement and Savings Plan and Trust.

                                  /s/ KPMG LLP

McLean, Virginia
June 26, 2002